

Mail Stop 4628

November 28, 2016

Via E-mail
James Daniel Westcott
Chief Financial Officer
Legacy Reserves LP
303 W. Wall Street, Suite 1800
Midland, Texas 79701

> **Re:** **Legacy Reserves LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K filed February 24, 2016**
> **File No. 1-33249**

Dear Mr. Westcott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Glossary of Terms, page ii

1.   The definitions of proved developed and proved undeveloped reserves appear to predate the current definitions in Rule 4-10(a) of Regulation S-X. Please revise your disclosure to remove the inconsistency with the definitions in Rule 4-10(a)(6) and (a)(31) of Regulation S-X.

Business, page 1

Development Activities, page 3

2. Disclosure provided on page 4 indicates that out of the 190 total gross proved undeveloped locations at the beginning of 2015, you converted 2 gross proved undeveloped locations to developed status and removed an additional 160 gross locations, primarily due to the decline in commodity prices or changes in your future drilling plans which result in PUD locations that are not scheduled to be drilled within five years of initial disclosure as proved reserves. Please expand your disclosure to clarify the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2015 will not be developed within five years since your initial disclosure of these reserves. As part of the expanded disclosure relating to the conversion of your proved undeveloped reserves, please explain your development plans sufficiently to understand how you have complied with the timeframe stipulated for development within Rule 4-10(a)(31)(ii) of Regulation S-X.

3. Please provide us with your development schedule, indicating for each future annual period, the number of net wells drilled, the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 to developed. Please refer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company's management including approval by the Board, if such approval is required. You may find the C&DIs on our website at the following address:

    http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

4. We also note disclosure provided on page 17 indicating that recalculating your proved reserves as of December 31, 2015, using the five-year average forward prices as of February 12, 2016 for both WTI oil and NYMEX natural gas results in a reduction to your currently disclosed proved reserves. You disclose that this 5-year NYMEX forward strip price is not necessarily indicative of your overall outlook on future commodity prices. Please explain to us how your decision to proceed with the development of the proved undeveloped reserves disclosed at December 31, 2015 gave consideration to the commodity prices that you anticipate will be in effect at the time of development of your proved undeveloped locations and that the related reserves would be economically viable based on those assumptions.

Properties, page 34

Developed and Undeveloped Acreage, page 41

5.   Please clarify for us if you classify acreage currently held by production as either developed or undeveloped acreage. Please note undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Capital Resources and Liquidity, page 55

6.   You reference, both in this section and under "Risk Factors," possible violations of your debt covenants.   Please provide us with quantitative information regarding you current compliance with those covenants.

Critical Accounting Policies and Estimates, page 65

7.   Your disclosure indicates that you recognized $633.8 million of impairment expenses to your proved and unproved properties in 2015. In addition you state that "As commodities futures prices have declined further subsequent to the date of these financial statements, we believe it is reasonably likely that additional impairments may occur." Revise to provide a more robust discussion of your critical accounting policies and estimates that focuses on the assumptions and uncertainties that underlie the process through which you evaluate your properties for impairment. Your revised disclosure should qualitatively and quantitatively analyze the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. Refer to section V of SEC Release No. 33-8350.

Form 8-K filed February 24, 2016

EX-99.1

8.   We note that you began deducting development capital expenditures instead of estimated maintenance capital expenditures in calculating the non-GAAP measure "Distributable Cash Flow" in 2015. Revise to explain the reasons for this change and to compare the usefulness of the revised measure of "Distributable Cash Flow" to the measure previously provided. As part of your revised disclosure, provide additional information describing the basis on which you calculate development capital expenditures. Please include your proposed revisions as part of your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding comments on the engineering related matters. Please contact Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources